Filed by BBX Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BBX Capital Corporation

Commission File No.: 001-13133

File No. of Related Registration Statement: 333-213282

On November 10, 2016, BBX Capital Corporation commenced the mailing of the following materials to its shareholders of record as of November 3, 2016.

401 East Las Olas Boulevard, Suite 800

Fort Lauderdale, Florida 33301

November 10, 2016

Dear Shareholder:

The enclosed materials are being sent to you in connection with (i) the election of the type of consideration that you wish to receive pursuant to the proposed merger (the “Merger”) of BBX Capital Corporation (“BBX Capital”) and BFC Financial Corporation (“BFC”) as well as (ii) the waiver and release being sought from BBX Capital’s shareholders as a condition to closing the Merger.

Pursuant to the terms of the merger agreement between the companies (the “Merger Agreement”), BBX Capital’s shareholders (other than BFC and shareholders who exercise and perfect their appraisal rights in accordance with Florida law) will have the right to receive, in exchange for each share of BBX Capital’s Class A Common Stock that they own at the effective time of the merger, at their election, $20.00 in cash, without interest, or 5.4 shares of BFC’s Class A Common Stock. BBX Capital’s shareholders may specify different elections for different shares of BBX Capital’s Class A Common Stock that they own. Accordingly, BBX Capital’s shareholders may receive all stock consideration, all cash consideration, or a mix of stock and cash consideration in exchange for their shares. Each choice is more fully described in the enclosed materials.

Based on the anticipated closing of the Merger on December 15, 2016, the deadline to submit Election Forms and Letters of Transmittal will be 5:00 p.m., New York Time, on December 13, 2016. If the closing of the Merger is delayed to a subsequent date, the election deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the new closing date of the Merger or such other time as mutually agreed by BFC and BBX Capital), and the companies will promptly announce any such delay and, when determined, the new election deadline. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to make your election through that broker, bank or other nominee, and you therefore may be subject to an earlier deadline. You should contact your broker, bank or other nominee promptly for information on how and when you must give them instructions for your election.

Consummation of the Merger is conditioned upon approval of the Merger Agreement by holders of shares of BBX Capital’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast on the Merger Agreement and by the holders of a majority of the shares of BBX Capital’s Class A Common Stock voted on the Merger Agreement, excluding the shares voted by BFC and its affiliates. To ensure that your shares are represented at the special meeting of BBX Capital’s shareholders to be held for the purpose of voting on the Merger Agreement, please take a moment now to vote your shares. The proxy card for use in voting your shares or a voting instruction card from your broker, bank or other nominee was included with the Proxy Statement/Prospectus (as defined below) previously sent to you.

In addition to the required approval of BBX Capital’s shareholders, consummation of the merger is subject to a number of other conditions, including (i) unless waived by BFC, that holders of not more than 150,000 shares of BBX Capital’s Class A Common Stock duly and validly exercise, or remain entitled to exercise immediately prior to the effective time of the Merger, appraisal rights, and (ii) unless waived by BFC and BBX Capital, (A) the resolution of any litigation or threatened litigation against the companies or their affiliates relating to the Merger to the satisfaction of BFC and BBX Capital or (B) the receipt by BBX Capital of executed waivers and releases from unaffiliated holders of at least 2,250,000 shares of BBX Capital’s Class A Common Stock irrevocably waiving the right to participate in, or receive any proceeds from, any shareholder class action lawsuit relating to the Merger and releasing and discharging BFC, BBX Capital, Merger Sub (as defined in the Merger Agreement), the Surviving Company (as defined in the Merger Agreement) and each of their respective officers, directors, employees, members, managers and other affiliates from any and all claims, demands, controversies, causes of action, obligations, liabilities, costs, expenses, fees and damages arising out of the Merger Agreement other than in connection with the exercise of appraisal rights or any failure to pay or issue to the shareholder the stock consideration and/or cash consideration to which the shareholder is entitled pursuant to the terms of the Merger Agreement. A copy of the waiver and release being sought from BBX Capital’s shareholders, which contains instructions for submitting the waiver and release, is included as part of this mailing.

Additional information about the Merger Agreement and the Merger, including information on how to vote your shares, is included in the Proxy Statement/Prospectus of BFC and BBX Capital, dated November 4, 2016 (the “Proxy Statement/Prospectus”), previously mailed to you.

If you have questions about the merger or the election or voting process, please contact the information agent for the merger, Georgeson LLC, toll-free at (888) 624-7035.

Very truly yours, Jarett S. Levan President and Acting Chairman and Chief Executive Officer

REQUESTED ACTION ITEMS:
1.	COMPLETE AND SIGN THE BLUE ELECTION FORM AND LETTER OF TRANSMITTAL AND RETURN IT TO COMPUTERSHARE BY MAIL (USING THE ENCLOSED ENVELOPE) OR OVERNIGHT COURIER, OR IF YOU ARE A STREET NAME HOLDER, PROVIDE YOUR ELECTION INSTRUCTIONS TO YOUR BROKER, BANK OR OTHER NOMINEE .

2.	COMPLETE AND SIGN THE YELLOW WAIVER AND RELEASE OF CLAIMS AND RETURN IT TO BBX CAPITAL BY MAIL, FAX OR EMAIL, OR SUBMIT THE WAIVER AND RELEASE OF CLAIMS ONLINE AT www.BBXCapital.com/MergerRelease.

FORWARD-LOOKING STATEMENTS

This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “estimate,” “project,” “anticipate,” “plan,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward- looking statements. These forward-looking statements reflect the judgment of management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. Forward-looking statements should therefore be considered in light of various important factors, including, without limitation, those described or referred to below and those set forth in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections of the Proxy Statement/Prospectus. Risks and uncertainties associated with the Merger relate to, among other things: the parties’ ability to satisfy the conditions to closing the Merger and otherwise consummate the Merger on the contemplated terms; the potential benefits of the merger, including that expected benefits of the Merger described in the Proxy Statement/Prospectus may not be realized to the extent anticipated, or at all; the substantial costs incurred and to be incurred by BFC and BBX Capital in connection with the Merger; diversion of management attention to the Merger instead of the operations of BFC and BBX Capital and their pursuit of business and investment opportunities; fluctuations in the trading prices of BFC’s Class A Common Stock and BBX Capital’s Class A Common Stock; the impact of an adverse judgment in the purported class action litigation which has been filed in connection with the Merger; the impact of the cash payments which will be required to be made to shareholders of BBX Capital who elect or are otherwise entitled to receive cash consideration in connection with the Merger or who exercise appraisal rights; and the other risks and uncertainties described in the “Risk Factors” section of the Proxy Statement/Prospectus. Further, the businesses of BBX Capital, BFC and their respective subsidiaries, including Bluegreen Corporation, are subject to a number of risks that would affect any such forward-looking statements, including, without limitation, those set forth in the “Risk Factors” section of BBX Capital’s and BFC’s respective Annual Reports on Form 10-K for the year ended December 31, 2015 and in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of BBX Capital’s and BFC’s respective Quarterly Reports on Form 10-Qs for the fiscal quarters of 2016. The factors described or referred to above are not exclusive. The information contained herein speaks only as of the date hereof and neither BBX Capital nor BFC have or undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NO OFFER OR SOLICITATION

The information in this document is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

The Merger Agreement is being submitted to the shareholders of BBX Capital for their consideration and approval at a special meeting of BBX Capital’s shareholders. In connection with the Merger, BFC filed with the SEC a Registration Statement on Form S-4 (as amended, the “Registration Statement”), which includes a prospectus with respect to the shares of BFC’s Class A Common Stock which may be issued in the Merger and a proxy statement of BBX Capital with respect to the special meeting of BBX Capital’s shareholders which will be held for the purpose of voting on the Merger Agreement. The Registration Statement was declared effective by the Securities and Exchange Commission (the “SEC”) on November 4, 2016. On or about November 9, 2016, BBX Capital commenced mailing the Proxy Statement/Prospectus in definitive form to its shareholders of record as of the close of business on October 28, 2016.

Each of BFC and BBX Capital may file other documents regarding the Merger with the SEC. The Registration Statement and the Proxy Statement/Prospectus contain important information about the Merger and related matters. SHAREHOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS CAREFULLY, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS THEY BECOME AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. The Registration Statement, including the Proxy Statement/Prospectus, and other relevant materials (when they become available) and any other documents filed or furnished by BFC or BBX Capital with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, shareholders are able to obtain free copies of the Registration Statement, including the Proxy Statement/Prospectus, by contacting Georgeson LLC, the information agent from the merger, toll-free at (888) 624-7035, and may obtain certain of the documents at BBX Capital’s website, www.bbxcapital.com, under the “About - Investor Relations” section, and at BFC’s website, www.bfcfinancial.com, under the “Investor Relations” section.

PARTICIPANTS IN THE SOLICITATION

BFC, BBX Capital and certain of their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from BBX’s shareholders in connection with the Merger. Information about the directors and executive officers of BFC and BBX Capital is set forth in the Proxy Statement/Prospectus. In addition, information about the directors and executive officers of BFC is contained in BFC’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2016, and information about the directors and executive officers of BBX Capital is contained in BBX Capital’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 25, 2016. These documents can be obtained free-of-charge from the sources indicated above.

Time is Critical	Please Complete and Return Promptly

ELECTION FORM AND LETTER OF TRANSMITTAL

To Exchange Shares of Class A Common Stock, par value $0.01 per share,

of

BBX Capital Corporation (“BBX Capital”)

CUSIP # 05540P100

For Stock Consideration or Cash Consideration, as Described Herein

PLEASE RETURN THIS ELECTION FORM AND LETTER OF TRANSMITTAL (BY MAIL IN THE
ACCOMPANYING ENVELOPE OR BY OVERNIGHT COURIER) TO THE EXCHANGE AGENT BY
THE ELECTION DEADLINE AT THE APPROPRIATE ADDRESS BELOW.

The completed and executed Election Form and Letter of Transmittal must be mailed or delivered by overnight courier, together with all stock certificate(s) representing the shares being exchanged for the Merger Consideration (as defined below), confirmation of book-entry transfer or Notice of Guaranteed Delivery, as applicable, to Computershare Trust Company, N.A., the Exchange Agent for the Merger (as defined below), at the appropriate address below. The method of delivery of this Election Form and Letter of Transmittal and the stock certificate(s), confirmation of book-entry transfer or Notice of Guaranteed Delivery, as applicable, is at the option and risk of the owner thereof. See Instruction 5.

If delivering by mail:	If delivering by overnight courier:
Computershare Trust Company, N.A.	Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer	Attn: Corporate Actions Voluntary Offer
P.O. Box 43011	250 Royall Street, Suite V
Providence, RI 02940-3011	Canton, MA 02021

Delivery of this Election Form and Letter of Transmittal to an address other than as set forth above will not constitute valid delivery. You must sign this Election Form and Letter of Transmittal in the appropriate space provided below, with signature guaranteed, if required, and complete the Internal Revenue Service (“IRS”) Form W-9 enclosed herein or the appropriate IRS Form W-8, as applicable.

The General Instructions enclosed with this Election Form and Letter of Transmittal should be read carefully and in their entirety before this Election Form and Letter of Transmittal is completed.

If you are a BBX Capital shareholder who wishes to exercise appraisal rights, you should not make an election and should not surrender your stock certificates, deliver your shares in book-entry form or submit a Notice of Guaranteed Delivery. A BBX Capital shareholder who wishes to exercise appraisal rights must comply with Sections 607.1301 to 607.1333 of the Florida Business Corporation Act, which sets forth the requirements under the Florida Business Corporation Act for exercising and perfecting appraisal rights. Sections 607.1301 to 607.1333 of the Florida Business Corporation Act are included as Annex D to the Proxy Statement/Prospectus (as defined below) and are summarized in the section of the Proxy Statement/Prospectus entitled “Appraisal Rights”. A BBX Capital shareholder who desires to exercise appraisal rights should read these provisions carefully and in their entirety.

For assistance or for extra copies of this Election Form and Letter of Transmittal, please call Georgeson Inc., the

Information Agent for the Merger, toll- free at (888) 624-7035.

Corporate Actions Voluntary COY: BFCC

DESCRIPTION OF SHARES SURRENDERED FOR EXCHANGE OR GUARANTEED FOR DELIVERY

Name(s) and Address(es) of Registered

Holder(s)

(Please correct details if incorrect or fill in, if
blank) (Please ensure name(s) appears
exactly as on Certificate(s) (or confirmation
of book-entry transfer, as applicable))
(Attach additional signed list if necessary).

See Instruction 6.

Certificate No(s)., if any. See Instruction 6.	Number of Shares Represented by Each Certificate, if any. See Instruction 6.	Number of Book- Entry Shares, if any. See Instruction 6.

TOTAL SHARES SURRENDERED FOR EXCHANGE OR GUARANTEED FOR DELIVERY:

☐ Unless otherwise determined by BFC Financial Corporation, shares of Class A Common Stock of BFC Financial Corporation issuable to you, if any, will be issued in non-certificated book-entry form via a Direct Registration System (DRS) stock distribution statement. Please check this box if, subject to the approval of BFC Financial Corporation, you would like to receive a physical stock certificate in lieu of non-certificated book-entry shares in respect of any shares of Class A Common Stock of BFC Financial Corporation that you are entitled to receive.

By signing and submitting this Election Form and Letter of Transmittal, you represent and warrant that the shares of BBX Capital Class A Common Stock submitted with this Election Form and Letter of Transmittal will not be sold, including through limit order request, unless this Election Form and Letter of Transmittal has been properly revoked pursuant to the General Instructions included herewith.

Pursuant to the terms of the Agreement and Plan of Merger, dated as of July 27, 2016 (as amended, the “Merger Agreement”), by and among BFC Financial Corporation (“BFC”), BBX Capital Merger Subsidiary LLC (“Merger Sub”) and BBX Capital, BBX Capital will be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of BFC. Pursuant to the Merger Agreement, BBX Capital’s shareholders (other than BFC and shareholders who exercise and perfect their appraisal rights in accordance with Florida law (“Dissenting Shareholders”)) will have the right to receive, in consideration for each share of BBX Capital’s Class A Common Stock that they own at the effective time of the Merger, at their election, $20.00 in cash, without interest (the “Cash Consideration”), or 5.4 shares of BFC’s Class A Common Stock (the “Stock Consideration”). The Cash Consideration and Stock Consideration are referred to together as the “Merger Consideration.” BBX Capital’s shareholders may specify different elections for different shares of BBX Capital’s Class A Common Stock that they own. Accordingly, BBX Capital’s shareholders may receive all Cash Consideration, all Stock Consideration, or a mix of Cash Consideration and Stock Consideration in exchange for their shares. Before completing this Election Form and Letter of Transmittal, you should read the General Instructions included with this Election Form and Letter of Transmittal, together with the Proxy Statement/Prospectus of BFC and BBX Capital, dated November 4, 2016 (the “Proxy Statement/Prospectus”), which contains a full discussion of the Merger Agreement, the Merger and the Merger Consideration and has been filed with the Securities and Exchange Commission and mailed to you under separate cover. Each election is subject to the terms and conditions set forth in the Merger Agreement, which are described in the Proxy Statement/Prospectus, and the General Instructions included herewith and other terms and conditions set forth herein.

As described in further detail in the Proxy Statement/Prospectus, consummation of the Merger is subject to a number of conditions, including, among others, (i) approval of the Merger Agreement by holders of BBX Capital’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast on the Merger Agreement and by holders of a majority of the shares of BBX Capital’s Class A Common Stock voted on the Merger Agreement, excluding the shares voted by BFC and its affiliates; (ii) unless waived by BFC, holders of not more than 150,000 shares of BBX Capital’s Class A Common Stock duly and validly exercising, or remaining entitled to exercise immediately prior to the effective time of the

Corporate Actions Voluntary COY: BFCC

Merger, appraisal rights; and (iii) unless waived by BFC and BBX Capital, (A) the resolution of any litigation or threatened litigation against the companies or their affiliates relating to the Merger to the satisfaction of BFC and BBX Capital or (B) the receipt by BBX Capital of executed waivers and releases from unaffiliated holders of at least 2,250,000 shares of BBX Capital’s Class A Common Stock irrevocably waiving the right to participate in, or receive any proceeds from, any shareholder class action lawsuit relating to the Merger and releasing and discharging BFC, BBX Capital, Merger Sub, the Surviving Company (as defined in the Merger Agreement) and each of their respective officers, directors, employees, members, managers and other affiliates from any and all claims, demands, controversies, causes of action, obligations, liabilities, costs, expenses, fees and damages arising out of the Merger Agreement other than in connection with the exercise of appraisal rights or any failure to pay or issue to the shareholder the Stock Consideration and/or Cash Consideration to which the shareholder is entitled pursuant to the terms of the Merger Agreement.

To be effective, this Election Form and Letter of Transmittal must be completed, executed and delivered so that it is received by the Exchange Agent by no later than the election deadline (the “Election Deadline”), which will be 5:00 p.m., New York time, on the second business day prior to the effective time of the Merger. BFC and BBX Capital will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. If the effective time of the Merger is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the new effective time of the Merger or such other time as mutually agreed by BFC and BBX Capital), and the companies will promptly announce any such delay and, when determined, the new Election Deadline. BBX Capital shareholders who fail to make a valid election, including shareholders who do not validly and timely complete, execute and deliver to the Exchange Agent this Election Form and Letter of Transmittal and all other required documentation and materials, will be deemed not to have made an election. Other than Dissenting Shareholders, BBX Capital shareholders will be entitled to receive solely Cash Consideration with respect to his, her or its shares of BBX Capital’s Class A Common Stock for which no election has been made or for which no election has been deemed to be made.

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to make your election through that broker, bank or other nominee, and therefore may be subject to an earlier deadline. You should contact your broker, bank or other nominee promptly for information on how and when you must give them instructions for your election.

This election governs the Merger Consideration that you, as a shareholder of BBX Capital, will receive if the Merger is consummated. This election may also affect the tax consequences of the Merger to you.

Corporate Actions Voluntary COY: BFCC

ELECTION OPTIONS

You may hereby make ONE of the following elections: (1) you may elect to receive the Stock Consideration of 5.4 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock as consideration with respect to all of your shares of BBX Capital’s Class A Common Stock by checking the “STOCK CONSIDERATION ELECTION” box; (2) you may elect to receive the Cash Consideration of $20.00 in cash, without interest, for each share of BBX Capital’s Class A Common Stock as consideration with respect to all of your shares of BBX Capital’s Class A Common Stock by checking the “CASH CONSIDERATON ELECTION” box; or (3) you may elect to receive a combination of Stock Consideration and Cash Consideration by checking the “MIXED CONSIDERATION ELECTION” box and specifying the number of shares of BBX Capital’s Class A Common Stock with respect to which you elect to receive Stock Consideration and the number of shares of BBX Capital’s Class A Common Stock with respect to which you elect to receive Cash Consideration. If you make a “MIXED CONSIDERATION ELECTION,” the total number of shares you specify must equal the total number of shares of BBX Capital’s Class A Common Stock that you own as of both the date you submit this Election Form and Letter of Transmittal and the effective time of the Merger. If you make a “MIXED CONSIDERATION ELECTION” and the total number of shares you specify is greater than the total number of shares of BBX Capital’s Class A Common Stock that you own as of the effective time of the Merger, you will be deemed to have made an election to receive Cash Consideration to the extent specified (but in no event greater than the total number of shares of BBX Capital’s Class A Common Stock that you own at the effective time of the Merger) and Stock Consideration for the balance of the shares of BBX Capital’s Class A Common Stock that you own at the effective time of the Merger. If you make a “MIXED CONSIDERATION ELECTION” and the total number of shares you specify is less than the total number of shares of BBX Capital’s Class A Common Stock that you own as of the effective time of the Merger, you will be deemed to have made an election to receive Stock Consideration to the extent specified and Cash Consideration for the balance of the shares of BBX Capital’s Class A Common Stock that you own at the effective time of the Merger.

Please carefully review the General Instructions enclosed with this Election Form and Letter of Transmittal and select ONLY ONE of the three election options below by placing an X in the box to the left of your chosen election. If you do not select any election or if you do not otherwise validly and timely complete, execute and deliver to the Exchange Agent this Election Form and Letter of Transmittal and all other required documentation and materials, you will be deemed to have made no election. Other than Dissenting Shareholders, shareholders who do not make a valid election will be entitled to receive solely Cash Consideration with respect to their shares of BBX Capital’s Class A Common Stock.

Select ONE of the following options:

☐     STOCK CONSIDERATION ELECTION—You elect to receive Stock Consideration with respect to ALL of your shares of BBX Capital’s Class A Common Stock (5.4 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock).

☐     CASH CONSIDERATION ELECTION—You elect to receive Cash Consideration with respect to ALL of your shares of BBX Capital’s Class A Common Stock ($20.00 in cash, without interest, for each share of BBX Capital’s Class A Common Stock).

☐     MIXED CONSIDERATION ELECTION—You elect to receive a combination of Stock Consideration and Cash Consideration, as specified below:

(a)	You elect to receive Stock Consideration with respect to shares of BBX Capital’s Class A Common Stock (5.4 shares of BFC’s Class A Common Stock for each share of BBX Capital’s Class A Common Stock specified in this Section (a)).

(b)	You elect to receive Cash Consideration with respect to shares of BBX Capital’s Class A Common Stock ($20.00 in cash, without interest, for each share of BBX Capital’s Class A Common Stock specified in this Section (b)).

Corporate Actions Voluntary COY: BFCC

This Election Form and Letter of Transmittal, if properly completed, executed and delivered, will revoke all other prior dated Election Forms and Letters of Transmittal submitted by the undersigned. Please make certain that this Election Form and Letter of Transmittal is accurate and covers the total number of shares of BBX Capital’s Class A Common Stock that you own on the date of submission.

This Election Form and Letter of Transmittal must be completed, executed and returned to the Exchange Agent, together with all stock certificate(s) representing the shares being exchanged for the Merger Consideration, confirmation of book-entry transfer or Notice of Guaranteed Delivery, as applicable, in order for you to receive your specified Merger Consideration. To be effective, the Exchange Agent must receive your properly completed and signed Election Form and Letter of Transmittal, together with all other required documents and materials, at the appropriate address set forth above prior to the Election Deadline. Delivery of this Election Form and Letter of Transmittal to an address other than the applicable address of the Exchange Agent set forth above will not constitute valid delivery. Do not send this document to BFC or BBX Capital. If the Exchange Agent does not receive a valid Election Form and Letter of Transmittal prior to the Election Deadline, you will be deemed to have made no election with respect to your shares.

Corporate Actions Voluntary COY: BFCC

SPECIAL ISSUANCE/PAYMENT INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
Complete ONLY if the new certificates or book- entry statement for the shares and/or the check for cash are to be issued in the name(s) of someone other than the registered holder(s).	Complete ONLY if the new certificates or book- entry statement for the shares and/or the check for cash are to be mailed to an address other than the address reflected above.

Issue to:	Mail to:
Name(s):	Name(s):
Address:	Address:

(See Instruction 8.)	(See Instruction 7.)

SIGNATURE(S) REQUIRED Signature(s) of Registered Holder(s) or Agent REGISTERED HOLDER(S) MUST SIGN IN THIS BOX	SIGNATURE(S) GUARANTEED (IF REQUIRED) See Instruction 8.

Must be signed by the registered holder(s) EXACTLY as name(s) appears on stock certificate (or confirmation of book-entry transfer, as applicable). All registered holders must sign. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please set forth full title.

See Instruction 8.

Registered Holder

Registered Holder

Title, if any

Area Code/Phone No.

Address—Please Print

A signature guarantee is required on the Election Form and Letter of Transmittal if the name(s) of the person(s) executing the Election Form and Letter of Transmittal is different from the name(s) of the registered holder(s). If the election is not for the account of a member of a Securities Transfer Agents’ Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program (an “Eligible Institution”), your signature(s) must be guaranteed by an Eligible Institution. Note: A notarization by a notary public is not acceptable.

Authorized Signature

Name of Firm

Address of Firm—Please Print

APPLY MEDALLION GUARANTEE STAMP
BELOW

Corporate Actions Voluntary COY: BFCC

Notice of Guaranteed Delivery

See Instruction 9.

Persons to whom certificate(s) or confirmations of delivery of shares in book-entry form are not immediately available may make an election by completing the Election Form and Letter of Transmittal and submitting it to the Exchange Agent by the Election Deadline, and by completing the attached Notice of Guaranteed Delivery. The signature(s) must be guaranteed by an Eligible Institution. Note: A notarization by a notary public is not acceptable.

Authorized Signature

Name of Firm

Title

Address of Firm—Please Print

APPLY MEDALLION GUARANTEE
STAMP BELOW

Please sign and provide your tax ID number on the IRS Form W-9 provided herein or complete the appropriate IRS Form W-8, as applicable. See Instruction 10.

Corporate Actions Voluntary COY: BFCC

GENERAL INSTRUCTIONS FOR BBX CAPITAL
ELECTION FORM AND LETTER OF TRANSMITTAL
(Please read carefully the instructions below)

1.       Introduction

On July 27, 2016, BFC Financial Corporation (“BFC”), BBX Capital Merger Subsidiary LLC, a wholly owned subsidiary of BFC (“Merger Sub”), and BBX Capital Corporation (“BBX Capital”) entered into an Agreement and Plan of Merger (as amended on October 20, 2016, the “Merger Agreement”) which provides for BBX Capital to be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a wholly owned subsidiary of BFC. Pursuant to the Merger Agreement, BBX Capital’s shareholders (other than BFC and shareholders who exercise and perfect their appraisal rights in accordance with Florida law (“Dissenting Shareholders”)) will have the right to receive, in consideration for each share of BBX Capital’s Class A Common Stock they own at the effective time of the Merger, at their election, $20.00 in cash, without interest (the “Cash Consideration”), or 5.4 shares of BFC’s Class A Common Stock (the “Stock Consideration”). The Cash Consideration and Stock Consideration are referred to together as the “Merger Consideration.” BBX Capital’s shareholders may specify different elections for different shares of BBX Capital’s Class A Common Stock that they own. Accordingly, BBX Capital’s shareholders may receive all Cash Consideration, all Stock Consideration, or a mix of Cash Consideration and Stock Consideration in exchange for their shares.

Included with these General Instructions is an Election Form and Letter of Transmittal that you must complete, sign and return to Computershare Trust Company, N.A. (the “Exchange Agent”) in order to make your election. The Election Form and Letter of Transmittal permits you to specify the type of Merger Consideration that you desire to receive in exchange for your shares. FOR YOUR ELECTION TO BE EFFECTIVE, THE EXCHANGE AGENT MUST RECEIVE YOUR COMPLETED AND EXECUTED ELECTION FORM AND LETTER OF TRANSMITTAL, TOGETHER WITH ALL OTHER REQUIRED DOCUMENTS AND MATERIALS, AT THE APPLICABLE ADDRESS OF THE EXCHANGE AGENT SET FORTH ON THE ELECTION FORM AND LETTER OF TRANSMITTAL PRIOR TO THE ELECTION DEADLINE (AS DEFINED BELOW) (SEE INSTRUCTION 2).

A more detailed description of the Merger Agreement and of the election procedures is included in the Proxy Statement/Prospectus of BFC and BBX Capital, dated November 4, 2016 (the “Proxy Statement/Prospectus”), which has been filed with the Securities and Exchange Commission and mailed to you under separate cover. Before making your election, you should read the Proxy Statement/Prospectus, including all of its annexes, as well as the documents incorporated by reference into the Proxy Statement/Prospectus. The Merger Agreement is included as Annex A to the Proxy Statement/Prospectus.

The tax consequences to you of the Merger and the election you make will depend on your own situation. You are urged to consult your own tax advisor as to the U.S. Federal income tax consequences of the Merger and the election you make, as well as the effects of state, local and non-U.S. tax laws.

Please read and follow carefully these General Instructions regarding completion of the Election Form and Letter of Transmittal. These General Instructions, including the terms and conditions set forth herein, are considered part of the Election Form and Letter of Transmittal.

If you hold your shares in “street name” through a bank, broker or other nominee, you will need to make your election through that broker, bank or other nominee, and therefore may be subject to an earlier deadline. You should contact your broker, bank or other nominee promptly for information on how and when you must give them instructions for your election.

Your submission of an Election Form and Letter of Transmittal does NOT constitute a vote for the approval of the Merger Agreement. You may submit an Election Form and Letter of Transmittal even if you have voted, or plan on voting, against the approval of the Merger Agreement, and must submit an Election Form and Letter of Transmittal if you would like to receive any Stock Consideration in exchange for your shares. In order to vote your shares of BBX Capital’s Class A Common Stock for or against the approval of the Merger Agreement, you must follow the voting procedures described in the Proxy

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Statement/Prospectus and the accompanying proxy materials, or the voting instructions received from your broker, bank or other nominee. If the Merger is not completed for any reason, you will not be entitled to any Merger Consideration and the Election Form and Letter of Transmittal will be void and of no effect.

IF YOU NEED ASSISTANCE OR ADDITIONAL COPIES OF THE ELECTION FORM AND LETTER OF TRANSMITTAL, PLEASE CALL GEORGESON INC. (THE “INFORMATION AGENT”), TOLL-FREE AT (888) 624-7035.

2.       Delivery Instructions and Election Deadline

For any election to be valid, the Election Form and Letter of Transmittal, properly completed and signed, must be returned to the Exchange Agent, together with all required documents and materials, either by mail or by overnight courier, at the appropriate address of the Exchange Agent set forth on the front of the Election Form and Letter of Transmittal. You are solely responsible for delivery of the Election Form and Letter of Transmittal and any other documents required hereby to the Exchange Agent. Delivery of the Election Form and Letter of Transmittal to an address other than as set forth on the Election Form and Letter of Transmittal will NOT constitute a valid delivery to the Exchange Agent.

Election Forms and Letters of Transmittal must be received by the Exchange Agent no later than the election deadline (the “Election Deadline”), which will be 5:00 p.m., New York time, on the second business day prior to the effective time of the Merger. BFC and BBX Capital will publicly announce the anticipated Election Deadline at least five business days prior to the Election Deadline. If the effective time of the Merger is delayed to a subsequent date, the Election Deadline will be similarly delayed to a subsequent date (which will be the second business day prior to the new effective time of the Merger or such other time as mutually agreed by BFC and BBX Capital), and the companies will promptly announce any such delay and, when determined, the new Election Deadline.

Please allow ample time for delivery of your Election Form and Letter of Transmittal. If you hold your shares in “street name” through a bank, broker or other nominee, you may have to allow additional time in order to make a timely election.

Any shares of BBX Capital’s Class A Common Stock for which the Exchange Agent does not receive a properly completed and executed Election Form and Letter of Transmittal by the Election Deadline will be deemed to be shares in respect of which no election has been made. Other than Dissenting Shareholders, BBX Capital shareholders will be entitled to receive solely Cash Consideration with respect to his, her or its shares of BBX Capital’s Class A Common Stock for which no election has been made or for which no election has been deemed to be made.

3.       Surrender of Certificate(s); Lost Certificate(s)

For any election to be effective, the Election Form and Letter of Transmittal must be accompanied by the certificate(s) evidencing your shares, duly endorsed in blank or otherwise in form acceptable for transfer on BBX Capital’s books (or appropriate evidence as to loss, theft or destruction, appropriate evidence as to the ownership of that certificate by the claimant, and appropriate and customary indemnification, as described below) or confirmation of book-entry transfer, as applicable, and any required accompanying evidence of authority (unless the delivery of such certificate(s) or delivery of the applicable shares in book-entry form is guaranteed in the manner described in Instruction 9). No stop transfer instructions may be outstanding against any of the shares subject to such certificate(s) or confirmation of book-entry transfer. If you provide the certificate(s) evidencing your shares of BBX Capital’s Class A Common Stock or confirmation of book-entry transfer, you (i) represent that you have full authority to surrender without restriction such shares to the Exchange Agent for exchange and (ii) subject to the closing of the Merger and the terms and conditions of the Merger Agreement, surrender without restriction such shares to the Exchange Agent for exchange.

No alternative, conditional or contingent surrender of shares of BBX Capital’s Class A Common Stock will be accepted and no fractional shares of BBX Capital’s Class A Common Stock will be exchanged. All shareholders

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surrendering shares of BBX Capital’s Class A Common Stock, by execution of the Election Form and Letter of Transmittal, waive any right to receive any notice of the acceptance of their shares of BBX Capital’s Class A Common Stock for exchange upon closing of the Merger.

If your certificate(s) has been lost, stolen, misplaced or destroyed, you should contact the Shareholder Services department of American Stock Transfer & Trust Company, LLC, the transfer agent for BBX Capital’s Class A Common Stock, at (800) 937-5449, for instructions to obtain a replacement certificate. That replacement certificate will then be required to be timely submitted together with the Election Form and Letter of Transmittal and any other required documents in order for your election to be valid. You may be required to post a bond to secure against the risk that the certificates may be subsequently recirculated. An Election Form and Letter of Transmittal cannot be processed until a replacement certificate for a lost, stolen, misplaced or destroyed certificate has been submitted.

4.       Termination of Merger Agreement

In the event of termination of the Merger Agreement, the Exchange Agent will promptly return stock certificates representing shares of BBX Capital’s Class A Common Stock via registered mail or through a book- entry transfer for shares held in street name. The Exchange Agent and BBX Capital will use their commercially reasonable efforts to facilitate return of BBX Capital stock certificates in the event of termination of the Merger Agreement, but the return of certificates other than by registered mail will only be made at the expense, written direction and risk of the requesting shareholder, accompanied by a pre-paid, pre-addressed return courier envelope sent to the Exchange Agent.

5.       Method of Delivery

Your Election Form and Letter of Transmittal, together with your stock certificate(s) or confirmation of book-entry transfer, as applicable, must be received by the Exchange Agent prior to the Election Deadline (unless the delivery of such certificate(s) or delivery of the applicable shares in book-entry form is guaranteed in the manner described in Instruction 9). Do not send them to BFC or BBX Capital. The method of delivery (mail or overnight courier) of stock certificate(s), confirmation of book-entry transfer or Notice of Guaranteed Delivery, as applicable, to the Exchange Agent at the appropriate address of the Exchange Agent set forth on the front of the Election Form and Letter of Transmittal is at the option and risk of the surrendering shareholder. Delivery will be effective, and risk of loss and title shall pass, only upon proper delivery of the Election Form and Letter of Transmittal to the Exchange Agent, together with the applicable certificate(s), confirmation of delivery in book-entry form or Notice of Guaranteed Delivery, as applicable, at the appropriate address of the Exchange Agent set forth on the front of the Election Form and Letter of Transmittal. If the stock certificate(s), confirmation of book-entry transfer or Notice of Guaranteed Delivery, as applicable, is sent by mail, registered mail with return receipt requested and properly insured is suggested. A return envelope is enclosed.

6.       Description of Shares of BBX Capital’s Class A Common Stock Surrendered

The name(s) and address(es) of the registered holder(s) must be included in the box provided. Please correct these details if they are incorrect or fill in the name and address box if it is blank. Please ensure that the name(s) and address(es) of the registered holder(s) appears exactly as on the certificate(s) being surrendered or guaranteed for delivery, or the confirmation of book-entry transfer being provided or guaranteed for delivery, as applicable. If you are surrendering or guaranteeing for delivery one or more stock certificates, you must list all certificate numbers and the number of shares submitted in the relevant boxes provided. If you hold book-entry shares, you must include the number of book-entry shares held in the box provided for the number of shares submitted or guaranteed for delivery. By signing and submitting an Election Form and Letter of Transmittal, you warrant that these shares will not be sold, including through limit order request, unless this Election Form and Letter of Transmittal is properly revoked in accordance with Instruction 13.

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7.       Special Delivery Instructions

If the new certificates or book-entry statement for the shares and/or the check for cash are to be delivered to the registered holder of the existing certificates at an address other than that appearing on the Election Form and Letter of Transmittal, indicate the name(s) and address(es) in the box entitled “Special Delivery Instructions.”

8.       Signatures

Registered Holders. The Election Form and Letter of Transmittal must be signed by the registered holder(s) EXACTLY as their name(s) appears on the stock certificate(s) being surrendered or guaranteed for delivery, or the confirmation of book-entry transfer being provided or guaranteed for delivery, as applicable, without any alteration or change whatsoever. If the shares subject to an election are owned of record by two or more persons, all such persons must sign the Election Form and Letter of Transmittal. If any shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Election Forms and Letters of Transmittal as there are different registrations.

Person(s) other than Registered Holders. If checks for cash or shares of BFC’s Class A Common Stock are to be made payable to a person, or registered in the name of a person, other than the person(s) whose name(s) appears on the surrendered certificate(s) (or confirmation of book-entry transfer, as applicable), indicate in the box entitled “Special Issuance/Payment Instructions” the name(s) and address(es) of the person(s) to whom the check for cash should be made payable or in whose name the shares of BFC’s Class A Common Stock should be registered. The shareholder(s) named will be considered the record owner(s) and must complete the box entitled “Signatures Required” and the Internal Revenue Service (“IRS”) Form W-9. The shareholder(s) named must pay any transfer or other similar tax required in connection with such payment or registration or must establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable. If the box entitled “Special Issuance/Payment Instructions” is completed, then signatures on the Election Form and Letter of Transmittal must be guaranteed by a firm that is a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents’ Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program (each, an “Eligible Institution”). If the surrendered stock certificates are registered in the name of a person other than the person signing the Election Form and Letter of Transmittal, if issuance is to be made to a person other than the person signing the Election Form and Letter of Transmittal, or if the issuance is to be made to a person other than the registered owner(s), then the surrendered certificates must be endorsed or accompanied by duly executed stock powers, in either case, signed exactly as the name(s) of the registered owners appear on such certificate(s) or stock power(s), with the signatures on the certificate(s) or stock power(s) guaranteed by an Eligible Institution as provided herein. The signature of a notary public is not sufficient for this purpose.

Fiduciaries and Representatives. When signing the Election Form and Letter of Transmittal as trustee, executor, administrator, guardian, attorney-in-fact, officer for a corporation in a fiduciary or representative capacity, or other person, please give full title as such. A corporation should sign in its full corporate name by a duly authorized officer, stating such officer’s title. A partnership should sign in the partnership name by an authorized person, stating such person’s title and relationship to the partnership. Election Forms and Letters of Transmittal executed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations in a fiduciary or representative capacity, or others acting in a fiduciary capacity who are not identified as such on the applicable registration must be accompanied by proper evidence of the signing person’s authority to act, or in lieu of such evidence, Guarantee of Signature as described below.

Correction of, or Change in, Name. For a correction of name or for a change in name which does not involve a change in ownership, you may proceed as follows: (a) for a change in name by marriage, etc., the Election Form and Letter of Transmittal should be signed, e.g., “Mary Doe, now by marriage Mary Jones” and (b) for a correction in name, the Election Form and Letter of Transmittal should be signed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown.” In such case, the signature on the Election Form and Letter of Transmittal must, however, be guaranteed by an Eligible Institution. The signature of a notary public is not sufficient for this purpose.

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Guarantee of Signatures. A signature guarantee is required on the Election Form and Letter of Transmittal if the name(s) of the person(s) executing the Election Form and Letter of Transmittal is different from the name(s) of the registered holder(s) of the shares covered thereby, and a signature guarantee is required on a stock power accompanying an Election Form and Letter of Transmittal if the Election Form and Letter of Transmittal is signed by a person other than the registered holder(s) of the shares covered thereby. If the election is not for the account of a member of an Eligible Institution, a signature guarantee must be completed by an Eligible Institution. The signature of a notary public is not sufficient for this purpose.

9.       Notice of Guaranteed Delivery

In order for an election to be effective, a properly completed Election Form and Letter of Transmittal, together with the stock certificate(s) representing the shares covered thereby or confirmation of delivery in book- entry form (in each case, unless delivery is guaranteed as described below), must be received by the Exchange Agent by no later than the Election Deadline. Persons to whom stock certificate(s) or confirmations of delivery of shares in book-entry form are not immediately available also may make an election by completing the Election Form and Letter of Transmittal, with the Notice of Guaranteed Delivery properly completed and duly executed by an Eligible Institution, and submitting it to the Exchange Agent by the Election Deadline. Any such election is subject to the condition that the stock certificate(s) or confirmation of book-entry delivery, the delivery of which is guaranteed by such completion and due execution, are in fact delivered to the Exchange Agent no later than 5:00 p.m., New York time, on the third business day after the Election Deadline (the “Guaranteed Delivery Deadline”). Elections made with respect to stock certificate(s) or shares delivered in book-entry form that are received after the Guaranteed Delivery Deadline will not be valid.

10.  IRS form W-9

Under U.S. Federal income tax law, a non-exempt shareholder is required to provide the Exchange Agent with such shareholder’s correct Taxpayer Identification Number (“TIN”) on the enclosed IRS Form W-9. If the certificate(s) is in more than one name or is not in the name of the actual owner, consult the instructions in the enclosed IRS Form W-9 for additional guidance on which number to report. Failure to provide the information on the form may subject the surrendering shareholder to 28% back-up withholding on the payment of any cash. The surrendering shareholder must write “Applied For” in the space for the TIN if a TIN has not been issued and the shareholder has applied for a number or intends to apply for a number in the near future. If a TIN has been applied for and the Exchange Agent is not provided with a TIN before payment is made, the Exchange Agent will withhold 28% on all payments to such surrendering shareholders of any Cash Consideration in exchange for their shares. Please review the instructions in the enclosed IRS Form W-9 for additional details of what TIN to give the Exchange Agent. Exempt shareholders (including, among others, all C corporations and certain foreign individuals) are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt shareholder should indicate their exempt status on the IRS Form W-9. See the instructions in the enclosed IRS Form W-9 for additional instructions. In order for a nonresident alien or foreign entity to qualify as exempt from U.S. Federal withholding tax and backup withholding, such person must submit an appropriate IRS Form W-8 signed under penalties of perjury attesting to such exempt status. Such form can be obtained from the Exchange Agent or from the IRS’s website at www.irs.gov.

11.  Non-Electing Holders

BBX Capital shareholders who fail to make a valid election, including shareholders who do not validly and timely complete, execute and deliver to the Exchange Agent this Election Form and Letter of Transmittal and all other required documentation and materials, will be deemed not to have made an election. Other than Dissenting Shareholders, BBX Capital shareholders will be entitled to receive solely Cash Consideration with respect to his, her or its shares of BBX Capital’s Class A Common Stock for which no election has been made or for which no election has been deemed to be made. Any BBX Capital shareholder who seeks to exercise appraisal rights but who withdraws or loses his, her or its appraisal rights under the Florida Business Corporation Act and who does not make a valid election prior to the Election Deadline will be deemed to not have made an election with respect to his, her or its shares and, accordingly, will only have the right to the receive Cash Consideration in exchange for his, her or its shares of BBX Capital’s Class A Common Stock.

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12.  No Fractional Shares

BBX Capital shareholders who elect to receive Stock Consideration will not receive any fractional shares of BFC’s Class A Common Stock. Instead, the aggregate number of shares of BFC’s Class A Common Stock to be issued to each shareholder of BBX Capital who elects to receive Stock Consideration will be rounded up to the next largest whole share.

13.  Revocation or Change of Election Form and Letter of Transmittal

Any Election Form and Letter of Transmittal may be revoked or changed by written notice from the person submitting such form to the Exchange Agent, but, to be effective, such notice must be received by the Exchange Agent at or prior to the Election Deadline. Such notice must specify the person in whose name the election to be revoked has been submitted, the name of the registered holder thereof and the numbers shown on the certificate(s) or book-entry transfer representing the shares subject to the election being revoked. In the event that a Election Form and Letter of Transmittal is revoked, the shares of BBX Capital’s Class A Common Stock as to which an election was made in such Election Form and Letter of Transmittal will be treated as shares in respect of which no election has been made, except to the extent a subsequent election is properly made by the holder of such shares prior to the Election Deadline.

To change your election, you must revoke your election in accordance with the procedures set forth in the previous paragraph and deliver to the Exchange Agent a new Election Form and Letter of Transmittal. The new Election Form and Letter of Transmittal must be received by the Exchange Agent prior to the Election Deadline and must otherwise comply with, and will be subject to the terms and conditions of, the Election Form and Letter of Transmittal (except for in relation to the delivery of previously-delivered certificate(s) or confirmation of delivery of shares in book-entry form representing surrendered shares of BBX Capital’s Class A Common Stock or a previously-delivered Notice of Guaranteed Delivery provided in accordance with Instruction 9).

You cannot revoke or change your election after the Election Deadline unless the Merger Agreement is thereafter terminated or the Election Deadline is thereafter delayed.

14.  Purchase, Sale or Transfer of Shares of BBX Capital’s Class A Common Stock

Holders of BBX Capital’s Class A Common Stock who have made elections will be unable to sell or otherwise transfer their shares of BBX Capital’s Class A Common Stock after making the election. By signing and submitting an Election Form and Letter of Transmittal, you warrant that the shares of BBX Capital’s Class A Common Stock represented by the Election Form and Letter of Transmittal will not be sold, including through limit order request, unless the Election Form and Letter of Transmittal has been properly revoked in accordance with Instruction 13.

15.  Disputes

Subject to the terms of the Merger Agreement and the Election Form and Letter of Transmittal, the Exchange Agent shall have reasonable discretion to determine whether any election, revocation or change has been properly or timely made and to disregard immaterial defects in Election Forms and Letters of Transmittal. Any good faith decisions of the Exchange Agent regarding such matters shall be binding and conclusive. None of BFC, BBX Capital, Merger Sub or the Exchange Agent shall be under any obligation to notify any person of any defect in an Election Form and Letter of Transmittal.

16.  Cash Allocation Addendum (Optional)

If you own different blocks of shares of BBX Capital’s Class A Common Stock that you acquired at different times and/or at different prices and elect to receive a mix of Cash Consideration and Stock Consideration, you may (but are not obligated to) complete the Cash Allocation Addendum included herewith and return it together with your Election Form and Letter of Transmittal to specify the order of priority in which your different blocks of shares of BBX Capital’s Class A Common Stock are to be exchanged for Cash Consideration. The Cash Allocation

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Addendum is solely for your individual tax position and will have no effect on BBX Capital, BFC or any of their respective affiliates. In particular, the Cash Allocation Addendum will have no effect on the amount of Cash Consideration or Stock Consideration you will receive in connection with the Merger, which will be determined by the election you make with respect to your shares and the terms of the Merger Agreement. Neither BBX Capital nor BFC, nor any of their respective affiliates, advisors or representatives, can provide you with any assurance about the effects of submitting the Cash Allocation Addendum, including whether the IRS will accept the Cash Allocation Addendum as a basis for the tax treatment of the Merger to you. You should consult your own tax advisor before completing the Cash Allocation Addendum. If any of your shares are held in “street name” through a bank, broker or other nominee, you should not complete the Cash Allocation Addendum with respect to those shares. However, you may consult your bank, broker or other nominee regarding the feasibility of making a similar allocation with respect to such shares.

17.  Elections Effective Only upon Completion of the Merger

An election made on the Election Form and Letter of Transmittal will be effective only upon the completion of the Merger, which is subject to the satisfaction of a number of conditions described in the Proxy Statement/Prospectus. If the Merger Agreement is terminated for any reason, all Election Forms and Letters of Transmittal will be void and of no effect.

18.  Miscellaneous

If the space provided in the Election Form and Letter of Transmittal is inadequate, your BBX Capital Class A Common Stock certificate numbers and the number of shares of BBX Capital’s Class A Common Stock represented thereby should be listed on a separate schedule and attached to the Election Form and Letter of Transmittal.

19.  Inquiries

If you have any questions about the Election Form and Letter of Transmittal, or need additional copies of the Election Form and Letter of Transmittal, please call the Information Agent toll-free at (888) 624-7035.

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Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See Specific Instructions on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification; check only one of the following seven boxes:

☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate

☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ________

Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.

☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):

Exempt payee code (if any) ________

Exemption from FATCA reporting code (if any) ________

(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number

☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number

☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here Signature of U.S. person ▶ Date ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at www.irs.gov/fw9.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See What is FATCA reporting? on page 2 for further information.

Cat. No. 10231X Form W-9 (Rev. 12-2014)

Form W-9 (Rev. 12-2014) Page 2

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

- An individual who is a U.S. citizen or U.S. resident alien;
- A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;
- An estate (other than a foreign estate); or
- A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

- In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;
- In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and
- In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.
2. The treaty article addressing the income.
3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.
4. The type and amount of income that qualifies for the exemption from tax.
5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,
2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),
3. The IRS tells the requester that you furnished an incorrect TIN,
4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or
5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014) Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

- Generally, individuals (including sole proprietors) are not exempt from backup withholding.
- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.

Form W-9 (Rev. 12-2014) Page 4 Part II. Cer t if ic at io n To establish t o t he wit hhold ing agent that you are a U.S. person, or resid ent alien, sign Form W-9. You may be request ed to sign by the w ithholding agent even if items 1, 4, or 5 b elow ind icate ot herwise. For a joint account, only the p erson whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exemp t payees, see Exempt p ayee code earlier. Sig nat ur e req uir em ent s. Complete the certification as indicat ed in items 1 through 5 below. 1. Int erest , d ivid end , an d bar t er exc h an g e ac c o unt s o p ened b ef o re 1984 and b r ok er ac c o unt s c o nsid ered ac t ive du ring 1983. You must give your correct TIN, but you d o not have to sign t he certification. 2. Int erest , d ivid end , b r o ker, an d b ar t er exch ang e ac c o unt s op ened af t er 1983 and b r ok er ac c o unt s c o nsider ed inac t ive du ring 1983. You must sign the cert ification or backup withholding will ap ply. If you are subject to b ackup withholding and you are merely p rovid ing your correct TIN to the request er, you must cross out item 2 in the certificat ion b efore signing the form. 3. Real est at e t r an sac t io ns. You must sign the certification. You may cross out item 2 of the certification. 4. Ot her paym ent s. You must give your correct TIN, but you d o not have to sign the certification unless you have been notified that you have p reviously given an incorrect TIN. “ Other payment s” include payments made in the course of the requester’s trade or b usiness for rents, royalties, goods (ot her t han bills for merchand ise), medical and health care services (including payments to corp orations), payments t o a nonemp loyee for services, payments made in settlement of payment card and third part y netw ork t ransactions, payments to cert ain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corp orations). 5. M o r t g age int er est p aid by yo u, ac q uisit ion o r ab and o nm en t o f sec ur ed p ro p ert y, c anc ellat io n o f d eb t , q ualif ied t u it io n p r og r am p aym ent s (un d er sect io n 529), IRA, Co verd ell ESA, Arc her M SA o r HSA c o nt rib u t io n s o r d ist ribu t ion s, an d p en sio n d ist rib u t io n s. You must give your correct TIN, but you d o not have to sign t he certification. What Name and Num b er To Give t he Request er Fo r t h is t yp e o f acc o un t : Give nam e an d SSN o f : 1. Ind ivid ual The individual 2. Tw o or more individuals (joint The act ual owner of t he account or, account) if combined funds, the first individual on the account 1 3. Custodian account of a minor The minor2 (Uniform Gift t o Minors Act) 4. a. The usual revocable savings The grant or-t rustee1 trust (grantor is also t rustee) b. So-called trust account t hat is The act ual owner1 not a legal or valid trust under state law 5. Sole prop rietorship or disregarded The owner3 ent ity owned b y an ind ividual 6. Grant or trust filing under Opt ional The grant or* Form 1099 Filing M et hod 1 (see Regulat ions section 1.671-4(b)(2)(i) (A)) Fo r t h is t yp e o f acc o un t : Give n am e an d EIN o f : 7. Disregarded entity not owned by an ind ividual 8. A valid t rust, estate, or pension trust 9. Corp oration or LLC elect ing corporate status on Form 8832 or Form 2553 10. Association, club , religious, charit ab le, educational, or other tax-exempt organization 11. Part nership or mult i-member LLC 12. A b roker or registered nominee 13. Account with the Depart ment of Agriculture in the name of a pub lic ent ity (such as a st ate or local government, school d istrict, or p rison) t hat receives agricultural p rogram payments 14. Grantor trust filing under t he Form 1041 Filing Method or t he Optional Form 1099 Filing M et hod 2 (see Regulat ions section 1.671-4(b)(2)(i) (B)) The owner Legal entity4 The corp oration The organizat ion The partnership The broker or nominee The public entity The trust 3 You must show your individual name and you may also enter your business or DBA name on the “ Business name/ disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circ le the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 2. *Not e. Grantor also must provide a Form W-9 to trustee of trust. No t e. If no name is circled when more than one name is listed, t he number will be considered to be that of the first name list ed . Sec ur e Your Tax Rec or ds fr o m Ident it y Theft Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or ot her crimes. An id entit y t hief may use your SSN to get a job or may file a tax return using your SSN to receive a refund . To red uce your risk: Prot ect your SSN, Ensure your emp loyer is p rotecting your SSN, and Be careful when choosing a tax preparer. If your tax records are affected by id entit y t heft and you receive a notice from the IRS, resp ond right away to the name and phone number printed on the IRS notice or lett er. If your tax records are not currently affected by identit y t heft b ut you think you are at risk due to a lost or stolen purse or wallet, questionab le credit card activity or credit rep ort, cont act t he IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more informat ion, see Publicat ion 4535, Identity Theft Prevent ion and Victim Assist ance. Vict ims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving t ax prob lems that have not been resolved through normal channels, may be eligible for Taxp ayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case int ake line at 1-877-777-4778 or TTY/ TDD 1-800-829-4059. Pro t ec t yo ur self fr o m susp ic iou s em ails o r p hishing sc hem es. Phishing is the creation and use of email and websit es designed to mimic legit imate business emails and web sites. The most common act is sending an email to a user falsely claiming to be an established legitimate ent erprise in an attempt to scam t he user into surrend ering privat e information that will be used for identity theft . The IRS does not initiate contacts w ith taxpayers via emails. Also, the IRS d oes not request personal detailed information through email or ask taxpayers for the PIN numb ers, passwords, or similar secret access informat ion for t heir credit card , bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forw ard t his message to p hishing@irs.gov. You may also rep ort misuse of the IRS name, logo, or other IRS property to the Treasury Inspect or General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trad e Commission at: spam@uce.gov or contact them at ww w.ftc.gov/ id theft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about ident ity theft and how to red uce your risk. Privac y Ac t Not ic e Sect ion 6109 of the Internal Revenue Cod e requires you to provide your correct TIN to persons (including federal agencies) w ho are req uired t o file informat ion returns wit h the IRS to rep ort interest, divid ends, or certain other income paid to you; mort gage int erest you p aid; t he acquisition or ab andonment of secured property; the cancellation of debt ; or contributions you made to an IRA, Archer M SA, or HSA. The p erson collecting t his form uses the informat ion on the form to file information ret urns w ith the IRS, reporting the above information. Routine uses of this information include giving it to t he Department of Justice for civil and criminal litigation and t o cities, st at es, the District of Columb ia, and U.S. commonw ealt hs and possessions for use in administering their laws. The information also may b e disclosed to other count ries under a t reaty, to fed eral and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies t o combat terrorism. You must p rovid e your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percent age of t axable int erest , dividend, and certain ot her p ayments to a payee who d oes not give a TIN to t he payer. Cert ain penalties may also ap ply for providing false or fraud ulent information. 1 List first and circ le the name of the person whose number you furnish. If only one person on a joint acc ount has an SSN, that person’ s number must be furnished. 2 Circ le the minor’ s name and furnish the minor’ s SSN.

CASH ALLOCATION ADDENDUM (OPTIONAL)

This optional Cash Allocation Addendum (this “Addendum”) applies to BBX Capital shareholders who hold different blocks of shares of BBX Capital’s Class A Common Stock that were acquired at different times and/or at different prices and elect to receive a mix of Stock Consideration and Cash Consideration in connection with the Merger. Any realized gain or loss to such shareholders pursuant to the Merger will be determined separately for each block of shares of BBX Capital’s Class A Common Stock. If you receive both Stock Consideration and Cash Consideration, a loss realized on the exchange of one block of shares cannot be used to offset a gain realized on the exchange of another block of shares. Accordingly, you may designate in the table below, the order of priority in which your different blocks of shares of BBX Capital’s Class A Common Stock are to be exchanged for Cash Consideration, if any. If you choose to submit this Addendum, please read the instructions set forth below, and then complete, sign and return this Addendum together with your Election Form and Letter of Transmittal.

Order of Priority for Allocation of Cash Consideration to Blocks of Shares of

BBX Capital’s Class A Common Stock

Block Number	Purchase Date	Number of Shares	Price Per Share	Total Purchase Price
1
2
3
4
5

Signature of Shareholder	Date

INSTRUCTIONS FOR COMPLETING THIS ADDENDUM:

1.	The chart expresses your intent that cash will be treated as being allocated first to all the shares of BBX Capital’s Class A Common Stock in Block Number 1, then to all the shares of BBX Capital’s Class A Common Stock in Block Number 2, and so on, until all of the cash you receive is allocated by this Addendum or until no more blocks of shares are designated by this Addendum.

2.	Any block of shares that you include in this Addendum should consist only of shares that you bought on the same date and for the same price per share. If there is not enough space provided above, you may copy this Addendum as many times as necessary and complete and sign each copy in accordance with these instructions, adjusting the “Block Numbers” as appropriate.

3.	Under “Purchase Date,” provide the date on which you purchased the corresponding block of shares of BBX Capital’s Class A Common Stock.

4.	Under “Number of Shares,” provide the number of shares of BBX Capital’s Class A Common Stock that you purchased on the same date for the same price.

5.	Under “Price Per Share” and “Total Purchase Price,” provide the price per share and the total purchase price of the corresponding block of shares of BBX Capital’s Class A Common Stock.

THIS ADDENDUM IS SOLELY FOR YOUR INDIVIDUAL TAX POSITION AND WILL HAVE NO EFFECT ON BBX CAPITAL, BFC OR ANY OF THEIR RESPECTIVE AFFILIATES. IN PARTICULAR, NOTHING IN THIS ADDENDUM WILL AFFECT THE AMOUNT OF CASH CONSIDERATION OR STOCK CONSIDERATION YOU RECEIVE PURSUANT TO THE MERGER, WHICH WILL BE DETERMINED BY THE ELECTION YOU MAKE WITH RESPECT TO YOUR SHARES AND THE TERMS OF THE MERGER AGREEMENT.

MOREOVER, THIS ADDENDUM IS PROVIDED SOLELY FOR THE CONVENIENCE OF BBX CAPITAL SHAREHOLDERS FOR THEIR INDIVIDUAL TAX POSITIONS. THE BLOCKS OF SHARES THAT

Corporate Actions Voluntary COY: BFCC

YOU INCLUDE IN THIS ADDENDUM, AND THE ORDER IN WHICH YOU LIST THOSE BLOCKS, MAY AFFECT HOW YOU ARE TAXED IN CONNECTION WITH THE MERGER. NEITHER BBX CAPITAL NOR BFC, NOR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS OR REPRESENTATIVES IS PROVIDING ANY TAX ADVICE BY MAKING THIS ADDENDUM AVAILABLE TO YOU. NEITHER BBX CAPITAL NOR BFC, NOR ANY OF THEIR RESPECTIVE AFFILIATES, ADVISORS OR REPRESENTATIVES, CAN PROVIDE YOU WITH ANY ASSURANCE ABOUT THE EFFECTS OF SUBMITTING THIS ADDENDUM OR ANY DESIGNATION MADE ON THIS ADDENDUM, INCLUDING WHETHER THE IRS WILL ACCEPT THIS ADDENDUM AS A BASIS FOR THE TAX TREATMENT OF THE MERGER TO YOU. AS A RESULT, IT IS IMPORTANT THAT YOU CONSULT YOUR OWN TAX ADVISOR BEFORE COMPLETING THIS ADDENDUM. YOU SHOULD ALSO READ THE SECTION IN THE PROXY STATEMENT/PROSPECTUS ENTITLED “SPECIAL FACTORS - MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.”

If any of your shares are held in “street name” through a bank, broker or other nominee, you should not complete this Addendum with respect to those shares. However, you may consult your bank, broker or other nominee regarding the feasibility of making a similar allocation with respect to such shares.

Corporate Actions Voluntary COY: BFCC

NOTICE OF GUARANTEED DELIVERY OF
SHARES OF CLASS A COMMON STOCK
OF BBX CAPITAL CORPORATION

PURSUANT TO THE ELECTION FORM AND LETTER OF TRANSMITTAL
(NOT TO BE USED FOR SIGNATURE GUARANTEE) (OPTIONAL)

This form must be used to guarantee delivery of shares of Class A Common Stock of BBX Capital Corporation to Computershare Trust Company, N.A., the Exchange Agent, if stock certificates or confirmation of book-entry delivery for shares of BBX Capital’s Class A Common Stock cannot be delivered to the Exchange Agent prior to the Election Deadline.

This form, when properly completed and duly executed, may be delivered by hand, mail or facsimile transmission to the Exchange Agent as follows:

If delivering by mail: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011

If delivering by facsimile transmission:

For Eligible Institutions Only:

Computershare Trust Company, N.A.
Attn: Corporate Actions Voluntary Offer
Facsimile: (617) 360-6810

Confirm Facsimile by Telephone:
(781) 575-2332

(This number is ONLY for a
confirmation of a fax; for questions
about the Merger or Election Form and
Letter of Transmittal, please contact
Georgeson toll-free at (888) 624-7035)

If delivering by overnight courier: Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021

Delivery of this form to an address or facsimile number other than as set forth above does not constitute valid delivery.

This form is not to be used if your stock certificate(s) is lost, stolen, misplaced or destroyed.

This form is not to be used to guarantee signatures. If a signature on the Election Form and Letter of Transmittal is required to be guaranteed, the medallion signature guarantee must appear in the applicable space provided in the signature box on the Election Form and Letter of Transmittal.

Corporate Actions Voluntary COY: BFCC

Ladies and Gentlemen:

The undersigned hereby surrenders to the Exchange Agent, upon the terms and subject to the conditions set forth in the Election Form and Letter of Transmittal and General Instructions enclosed therewith, receipt of which is hereby acknowledged, the number of shares of BBX Capital’s Class A Common Stock specified below pursuant to the guaranteed delivery procedure set forth below.

Please type or print.

Certificate Nos. (if available)
(Signature)
Date:
Number of Shares:	If the shares will be delivered by book-entry delivery, fill in the applicable account number below:
Name(s):	The Depository Trust Company (DTC)
Address:	DTC Account Number:
Transaction Code Number:
Area Code(s) and Telephone Numbers(s):

GUARANTEED DELIVERY PROCEDURE

In order for an election to be effective, the Exchange Agent must receive a properly completed Election Form and Letter of Transmittal, accompanied by stock certificate(s) or confirmation of book-entry delivery representing shares of BBX Capital’s Class A Common Stock covered by your Election Form and Letter of Transmittal by the Election Deadline. Persons to whom stock certificate(s) or confirmations of delivery of shares in book-entry form are not immediately available also may make an election by (i) having this Notice of Guaranteed Delivery properly completed and duly executed by a member of a Securities Transfer Agents’ Medallion Program, Stock Exchange Medallion Program or New York Stock Exchange Medallion Signature Program (an “Eligible Institution”), and (ii) submitting it, together with a properly completed Election Form and Letter of Transmittal, to the Exchange Agent by the Election Deadline. The validity of this election is subject to the condition that the stock certificate(s) or confirmation of book- entry delivery, the delivery of which is hereby guaranteed, is delivered to the Exchange Agent no later than 5:00 p.m., Eastern Time, on the third business day after the Election Deadline (the “Guaranteed Delivery Deadline”). Elections made with respect to stock certificate(s) received after the Guaranteed Delivery Deadline will not be valid.

If the Exchange Agent does not receive a properly completed Election Form and Letter of Transmittal, accompanied by the necessary stock certificate(s) or confirmation of book-entry delivery, by the Election Deadline (unless (i) a Notice of Guaranteed Delivery, accompanied by a properly completed Election Form and Letter of Transmittal, has been properly completed and delivered by the Election Deadline and (ii) the stock certificate(s) or confirmation of book-entry delivery described in this Notice of Guaranteed Delivery are received by the Exchange Agent by the Guaranteed Delivery Deadline), the shareholder will be deemed to have not made an election and will be entitled to receive solely cash consideration in exchange for its shares pursuant to the terms of the Merger Agreement.

Corporate Actions Voluntary COY: BFCC

DELIVERY GUARANTEE

(NOT TO BE USED FOR A SIGNATURE GUARANTEE)

THE UNDERSIGNED, A MEMBER OF A SECURITIES TRANSFER AGENTS’ MEDALLION PROGRAM, STOCK EXCHANGE MEDALLION PROGRAM OR NEW YORK STOCK EXCHANGE MEDALLION SIGNATURE PROGRAM (EACH OF THE FOREGOING CONSTITUTING AN “ELIGIBLE INSTITUTION”), GUARANTEES THE DELIVERY TO THE EXCHANGE AGENT OF THE SHARES SURRENDERED HEREBY, IN PROPER FORM FOR TRANSFER, OR A CONFIRMATION THAT THE SHARES SURRENDERED HEREBY HAVE BEEN DELIVERED INTO THE EXCHANGE AGENT’S ACCOUNT AT THE DEPOSITORY TRUST COMPANY, NO LATER THAN THE GUARANTEED DELIVERY DEADLINE.

The Eligible Institution that completes this form must communicate the guarantee to the Exchange Agent and must deliver the stock certificate(s) or confirmation of book-entry delivery representing the shares of BBX Capital’s Class A Common Stock to the Exchange Agent no later than the Guaranteed Delivery Deadline. Failure to do so could result in a financial loss to such Eligible Institution.

Authorized Signature:
Name:
Title:
Name of Firm:
Address (including zip code):

Area Code and Telephone Number:
Date:

Corporate Actions Voluntary COY: BFCC

Although most public company merger transactions generate litigation, BBX Capital and BFC do not want to be in the position of paying or issuing the merger consideration to shareholders of BBX Capital while continuing to be subject to the risk of litigation from such shareholders. Accordingly, BBX Capital’s board of directors and special committee and BFC’s board of directors determined that it was advisable that the merger be subject to the closing condition described below.

Unless waived by BFC and BBX Capital, it is a condition to closing the merger that, among other things, (i) any litigation or threatened litigation against BFC, BBX Capital or their affiliates relating to the merger shall be resolved to the satisfaction of BFC and BBX Capital or (ii) the holders of at least 2,250,000 shares of BBX Capital’s Class A Common Stock shall execute and deliver to BBX Capital this Waiver and Release of Claims. Additional information regarding this closing condition and the other conditions to closing the merger is contained in the Proxy Statement/Prospectus of BBX Capital and BFC relating to the merger.

WAIVER AND RELEASE OF CLAIMS

1.           Waiver and Release. The undersigned, a shareholder of BBX Capital Corporation (“BBX Capital”) who has beneficial ownership of the number of shares of BBX Capital’s Class A Common Stock indicated below, on behalf of the undersigned and his, her or its heirs, executors, successors and assigns, to the extent any of them now or at any time in the future have any interest in the shares of BBX Capital’s Class A Common Stock beneficially owned by the undersigned, hereby knowingly, voluntarily, unconditionally and irrevocably (a) waives the right to participate in, or receive any proceeds from, any shareholder class action lawsuit challenging or otherwise relating to the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of July 27, 2016 (as amended, the “Merger Agreement”) between BBX Capital, BFC Financial Corporation (“BFC”) and BBX Merger Subsidiary LLC (“Merger Sub”), including, without limitation, the action titled Shiva Stein, on behalf of herself and all others similarly situated, v. BBX Capital Corp., John E. Abdo, Norman H. Becker, Steven M. Coldren, Willis N. Holcombe, Jarett S. Levan, Anthony P. Segreto, Charlie C. Winningham, II, BFC Financial Corporation and BBX Merger Subsidiary LLC, Case No. CACE16014713, filed in the Circuit Court of the 17th Judicial Circuit in and for Broward County, Florida, and (b) releases, remises, and forever discharges BBX Capital, BFC, Merger Sub, the Surviving Company (as defined in the Merger Agreement), and each of their respective officers, directors, employees, members, managers and other affiliates from any and all claims, demands, proceedings, controversies, causes of action, obligations, liabilities, costs, expenses, fees and damages, both in law and in equity, and including any and all claims of fraudulent inducement in connection with the execution of this Waiver and Release of Claims (collectively, “Claims”), arising out of, or otherwise relating to, the Merger Agreement or the Merger; provided, however, that the foregoing waiver and release shall not apply to (i) the exercise of appraisal rights with respect to the Merger in accordance with Florida law, including litigation brought under Florida’s appraisal rights statutes solely in order to determine the “fair value” of BBX Capital’s Class A Common Stock pursuant to such statutes, or (ii) any Claims based on the failure to pay or issue to the undersigned shareholder (or, if applicable, his, her or its heirs, executors, successors or assigns) any stock and/or cash consideration to which such individual or entity is entitled pursuant to the terms of the Merger Agreement.

2.           Acknowledgements. The undersigned shareholder (a) acknowledges that the undersigned has the right, and has been given the opportunity, to review this Waiver and Release of Claims with legal counsel, (b) represents that the undersigned has read this Waiver and Release of Claims and understands its terms, including, without limitation, the scope of the matters being waived hereby and the Claims being released hereby, (c) understands and agrees that he, she or it is under no obligation to enter into this Waiver and Release of Claims, (d) represents that he, she or it is entering into this Waiver and Release of Claims freely and voluntarily, (e) represents that he, she or it has received the Proxy Statement/Prospectus, dated November 4, 2016, of BBX Capital and BFC relating to the Merger and the special meeting of BBX Capital’s shareholders at which BBX Capital’s shareholders will be asked to vote on the Merger Agreement, and (f) understands that BFC and BBX Capital will be relying on this Waiver and Release of Claims, including the number of shares of BBX Capital’s Class A Common Stock set forth below, in determining whether to terminate the Merger Agreement or consummate the Merger.

3.            Governing Law. This Waiver and Release of Claims and any claims arising out of or relating to it shall be governed and enforced in accordance with the laws of the State of Florida, without giving effect to its principles of conflicts of laws.

Date: ____________________________, 2016

Print Name of Shareholder:

If Shareholder is an Entity,
Print Name and Title of Person
Signing on Behalf of Shareholder:

Signature of Shareholder:

Email Address of Shareholder:

Number of Shares of BBX Capital’s
Class A Common Stock
Beneficially Owned by Shareholder:

After completion and execution, please deliver this Waiver and Release of Claims to BBX Capital by mailing or faxing it to the address or fax number set forth below, or by scanning and emailing it to the email address set forth below. Alternatively, you may complete and submit this Waiver and Release of Claims online at the website set forth below.

Mail to: BBX Capital Corporation P.O. Box 39001 Fort Lauderdale, Florida 33303 Attn: Linda M. Drapos	Fax to: (954) 940-5050 Attn: Linda M. Drapos	Scan/Email to: Ldrapos@bbxcapital.com
Online at: www.BBXCapital.com/MergerRelease

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